RESIDENT PARTNERS:
PEGGY P. Y. CHEUNG
PHILLIP GEORGIOU	JONES DAY 眾達國際法律事務所 SOLICITORS AND INTERNATIONAL LAWYERS 31ST FLOOR, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG 香港皇后大道中十五號置地廣場公爵大廈三十一樓
ASHLEY HOWLETT
JOELLE S. L. LAU
ANITA P. F. LEUNG		TELEPHONE: (852) 2526-6895
CHIANG LING LI		FACSIMILE : (852) 2868-5871
GRAHAM LIM
BENJAMIN MCQUHAE
SCOTT D. PETERMAN
CHRISTOPHER SWIFT
MICHELLE TAYLOR
ROBERT THOMSON

REGISTERED FOREIGN LAWYERS:
MICHAEL ARRUDA (California, USA)
HAIFENG HUANG (New York, USA)
CHRISTINE KIM (New York, USA)
JULIAN LIN (California, USA)
MARIA PEDERSEN (New York and District of Columbia, USA)

NON-RESIDENT PARTNER:
SEBASTIEN EVRARD

March 26, 2015

Ms. Barbara C. Jacobs, Assistant Director

Ms. Rebekah Lindsey

Mr. Patrick Gilmore

Mr. Matthew Crispino

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:                             Wowo Limited

Responses to Comment Letter Received on March 18, 2015

In connection with Registration Statement on Form F-1

File No. 333-201413

Dear Ms. Jacobs, Ms. Lindsey, Mr. Gilmore and Mr. Crispino:

Wowo Limited (the “Company”) has requested us to respond to the Staff’s comments as set forth below. The numbered paragraphs below correspond to the numbered paragraphs in the Staff’s comment letter, which have been retyped herein in bold for your ease of reference. The page numbers in our comments refer to pages in the Registration Statement to be filed as Amendment No. 4, pages of which are attached hereto as Exhibit A.

The Company notes that the discussions contained below may contain forward-looking statements that involve risks and uncertainties, including statements based on our current and past expectations, assumptions, estimates and projections. Our actual results could be materially different from such expectations, assumptions, estimates and projections.

General

1.                                      We note your response to prior comment 2. It appears that investors will be required to fund accounts with the underwriter or syndicate members prior to satisfaction of the offering contingency. In the absence of an escrow arrangement or separate bank account as outlined in Rule 15c2-4, this procedure appears to be inconsistent with the requirements of the rule. Please revise your offering.

ALKHOBAR •AMSTERDAM•ATLANTA •BEIJING •BOSTON •BRUSSELS •CHICAGO •CLEVELAND •COLUMBUS •DALLAS

DUBAI• DÜSSELDORF•FRANKFURT •HONG KONG •HOUSTON •IRVINE •JEDDAH •LONDON •LOS ANGELES

MADRID •MEXICO CITY •MILAN •MOSCOW •MUNICH •NEW YORK •PARIS •PITTSBURGH •RIYADH •SAN DIEGO

SAN FRANCISCO •SAO PAULO •SHANGHAI •SILICON VALLEY •SINGAPORE •SYDNEY •TAIPEI •TOKYO •WASHINGTON

The Company acknowledges the Staff’s comment and (with the assistance of the managing underwriter) has revised its offering in the Amendment 4 to reflect a firm commitment underwriting. As more fully described in our response to Comment 2 below, investors opening accounts with the underwriter or syndicate members are not required to fund such accounts prior to effectiveness of the Registration Statement.

2.                                      We note that investors participating in the offering who do not have trading accounts with the managing underwriter or syndicate members will be required to set up such accounts. Please provide more details on the requirement to set up such trading accounts, including a discussion as to how the procedure complies with Section 5 of the Securities Act. Refer to Release No. 33-5071 and Question 139.26 of our Securities Act Compliance and Disclosure Interpretations.

The Company acknowledges the Staff’s comment and (with the assistance of the managing underwriter) has revised its offering in Amendment 4 to reflect a firm commitment underwriting. Below the Company provides a summary detailing the requirements to set up trading accounts with the managing underwriter and syndicate members. Because these accounts are not required to be funded until immediately prior to closing of this public offering (after effectiveness of the registration statement) or prior to purchase of another publicly traded security, the Company believes this construct is in compliance with Section 5 of the Securities Act.

•                                          Leading up to pricing and closing, potential investors are approached to determine interest in participating in the offering. If a potential investor indicates an interest in participating in the offering, but does not have an existing account with the managing underwriter, the managing underwriter will initiate its new account opening process (the “New Account Process”), that is used by the managing underwriter and its clearing firm, National Financial Services LLC (“NFS”), to ensure that all newly opened accounts are done so in compliance with applicable SEC and FINRA rules and regulations including, investor suitability and anti-money laundering rules and regulations. This process is undertaken for the opening of all accounts with the managing underwriter.

•                                          The New Account Process includes completion of a “Brokerage Account Application” which elicits information necessary to (i) determine investor suitability for the offering; and (ii) investor compliance with applicable SEC and FINRA rules and regulations.

•                                          The New Account Process also includes completion of an IPO Certification Letter which is used by the managing underwriter to ensure compliance with NASD Rule 2790’s restriction on the purchase and sale of initial equity offerings.

•                                          The information contained in the Brokerage Account Application, which is also submitted to NFS, is used by the managing underwriter (and NFS) to perform due diligence and conduct background checks on the potential investors. Upon completion of the New Account Process and approval by the managing underwriter and NFS, the potential investor is then able to open a new account with the managing underwriter. Such account is:

•                                          non-discretionary and controlled solely by the potential investor.

•                                          not required to be funded until immediately prior to making a trade.

•                                          If the potential investor wishes to participate in the offering, such potential investor will not be required to fund his account until after effectiveness of the Registration Statement, immediately prior to closing of the offering. The potential investor may wish to pre-fund the account in anticipation of effectiveness of the Registration Statement and pricing, but that is not required by the managing underwriter.

•                                          Following effectiveness of the Registration Statement and pricing, the managing underwriter will allocate the underwriting discount into the selling concession and management fee. In connection with the sale of securities, the total amount of securities to be sold in the offering are allocated (“ticketed”) by the managing underwriter and syndicate members among individual investors on the date immediately following pricing. With respect to the managing underwriter, order tickets are executed and confirmations are generated detailing offering price, securities purchased, amounts due within three (3) days, settlement date and the final prospectus is delivered. Each investor then wires the requisite purchase price out of such investor’s account (if prefunded) or funds the account in order to allow for the wire to the underwriter’s clearing firm, National Financial Services LLC (a registered clearing firm and DTC member (the “Clearing Firm”).

•                                          All sales of the Company’s securities will take place after effectiveness of the Registration Statement in compliance with Section 5 of the Securities Act.

Prospectus Cover Page

3.                                      We note the disclosure on pages 12 and 157 that the company will only effect this offering if the following four conditions are met: (1) the offering is conducted through a best efforts underwriting targeting US$60 million with minimum proceeds of US$40 million, (2) at least 70% of the proceeds in the offering are attributable to new investors, (3) the market value of the company immediately prior to the offering based on the offering price equals or exceeds US$253 million, and (4) the offering is completed prior to March 31, 2015. Please disclose all four conditions on the cover page and in the risk factors and underwriting sections of the prospectus.

The Company hereby notifies the Staff that the Company’s shareholders have passed a new resolution on March 20, 2015, whereby shareholder approval of an initial public offering is conditioned on: (i) the minimum proceeds from the offering equals or exceeds US$40 million, (ii) at least 70% of the proceeds is attributable to new investors, (iii) the market value of the Company immediately prior to the offering based on the offering price (without giving effect to any shares issuable in connection with or as a result of the offering) equals or exceeds US$253 million, and (iv) that the offering must be completed prior to March 31, 2015.

The Company will duly reflect the amended conditions on the cover page, pages 50-51 in the risk factors section and page 192 in the underwriting section of Amendment 4. Please see Exhibit A for copies of these pages.

Risk Factors

Risks Related to Our Corporate Structure and Dependence on our Contractual Arrangements with our Affiliates

“If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply…,” page 33

4.                                      We understand that the Chinese Ministry of Commerce recently released a draft Foreign Investment Law that may significantly change procedures for foreign investment in PRC companies. Please tell us what consideration you have given to revising your risk factor and regulations discussions, as necessary, to address the potential impact of the draft law.

The Company respectfully noted the comment and will make further disclosure on pages 35-36 of Amendment 4. Please see Exhibit A for copies of these pages.

Fair Value of Our Ordinary Shares and Share-Based Compensation, page 88

5.                                      We have reviewed your response to prior comment 9 and have the following additional comments:

We respectfully advise the Staff that, as discussed in our previous responses, we used our best efforts and adopted appropriate valuation methodologies and assumptions in performing our valuations in April 2014 and June 2014. We considered the actual situation of our Company, the market environment and the information available to us as of those dates to determine the fair value of our Company’s enterprise and our ordinary shares as of those dates.

Nevertheless, we realize that despite our best efforts in conducting earlier valuations, there is indeed a significant difference between the offering price of our IPO, which was decided based on a direct interaction with the market, and the valuation results of our ordinary shares made in April 2014 and June 2014. While we are pleased to see that the market is receptive to our IPO and indicated a very positive price for our shares, we understand that there is a gap between the indicative offering price and the fair value of our ordinary shares determined back in April 2014 and June 2014, and this gap seems to be difficult to reconcile without revising the valuations made in April 2014 and June 2014.

We were well aware that the gap represented a substantial increase in the value of our ordinary shares as you correctly pointed out in your last round of comments. However, we would like to clarify one important point that you may be already aware of. Although the value of our ordinary shares did increase by 2,300%, the enterprise value of our Company increased only by 178%. This apparent discrepancy arose primarily from the fact that back in June 2014, the equity value of our Company was primarily allocated to the preferred shares, as compared with the upcoming IPO where the holders of the preferred shares agreed to convert their preferred shares into ordinary shares on a one-to-one basis. One of the major reasons that the fair value of our ordinary shares appeared so low has to do with our unique capital structure. (i) We raised funds through issuance of Series A-1, Series A-2 and Series B preferred shares in 2012 and earlier. The total amount of funds raised was around $67 million. These preferred shares are of a participating nature, in the sense that, upon a liquidation event, the preferred shareholders would get back their initial investment first (i.e. $67 million) and then share in the remaining proceeds from liquidation on a pro-rata basis with the ordinary shareholders. Accordingly, under a liquidation scenario, our ordinary shares would have value only if the overall equity value of our Company exceeded $67 million.(ii) We owed $48 million dollars to our Chairman Mr. Xu as of June 2014. As a result, with the fair enterprise value of our Company valued at $115 million dollars, after deducting the debt and investment from preferred shareholders, the equity value left for our ordinary shares was close to zero, in a liquidation scenario. Once the fair enterprise value of our Company passes the $115 million threshold, the common equity value starts to rise. This analysis also explains why at the enterprise value of $115 million, which was the result of our original valuation as of June 2014, the conversion of preferred shares into ordinary shares would help increase the fair value of our ordinary shares dramatically, driving the common equity value increase from almost zero to $67 million..

As a result, we hope it is clear that the conversion of our preferred shares into ordinary shares would have a huge impact on the fair value of our ordinary shares, particularly when the enterprise value of our Company is close to the sum of debt plus preferred shareholders’ investment. Therefore, the probability of the conversion has a significant impact on the value and should be estimated carefully.

Thus, we have reassessed the fair value of our ordinary shares as of April and June 2014 in light of the changes in the following key assumptions: (i) to consider a probability of 50% that the preferred shares would be converted into ordinary shares upon an IPO (whether or not the IPO is a qualified one), (ii) a reduced discount rate of 23% used in DCF analysis to take into account certain positive expectation with respect to the business initiatives that were in planning or development phases then, and take into consideration that the Company started engaging an underwriter to prepare for an IPO in April 2014, and (iii) in order to maintain consistency to the extent possible between the guideline companies used in the preliminary IPO pricing in January 2015 and comparables used in valuation in June 2014, we decided to include Tuniu (only for the June 2014 valuation as Tuniu was only listed in May 2014) and Qunar (for both April and June 2014 valuation) in our list of comparable companies in determining the discount rate, stock price volatilities and revenue multiple comparison.

The specific reasons for making these adjustments will be discussed further below within the responses to each individual bullet point.

And the results of the re-valuations are the following:

(1)                                 As of June 29, 2014, the fair value of the enterprise value of our Company was determined to be $156 million, compared with $114.6 million in the original valuation; and the fair value of our ordinary shares was determined to be $0.1380 per share, compared with $0.0221 per share in the original valuation. In addition, the implied EV-to-Revenue multiple has increased from the previous valuation result of 2.2x to 3.1x. This is higher than the median multiple for the guideline companies of 2.0x but is close to the mean of 3.0x.

(2)                                 As of April 18, 2014, the fair value of the enterprise value of our Company was determined to be $97.1 million, compared with $82.7 million in the original valuation; and the fair value of our ordinary shares was determined to be $0.059 per share, compared with $0.008 per share in the original valuation. In addition, the implied EV-to-Revenue multiple has increased from the previous valuation result of 1.4x to 1.6x. This compares meaningfully with the median multiple for the guideline companies of 2.1x .

One of the major reasons the common share values seem to vary dramatically between the original and the revised valuations, and between the two valuations that were close in time, is that the common share value of the company was especially sensitive to the changes of the enterprise value when the enterprise value is around $100 million. Please refer to more fulsome analysis of the matter under the response to bullet #1.

The Company has revised the valuation of share options granted to employees on April 18, 2014 and ordinary shares transferred to certain directors and executives on June 29, 2014 to reflect the change in above assumptions. Therefore, share-based compensation expense has been restated from $1,665,241 to $5,345,840 accordingly for the nine-month period ended September 30, 2014. As a result, cost of revenues has been restated from $5,516,265 to $5,520,975, marketing expense has been restated from $8,718,546 to $9,077,997, selling, general and administrative expense has been restated from $38,697,415 to $42,013,853. The revised valuation result had no effect on the equity accounts for the nine-month period ended September 30, 2014. As the Company is in an accumulated deficit position as of September 30, 2014, any increase in the carrying amount of preferred shares by periodic accretions is charged against additional paid-in-capital first in accordance to SAB Topic 3.C. Therefore, the incremental share-based compensation recorded in additional paid-in-capital has been fully offset by the periodic accretion of preferred shares while the effect of incremental share-based compensation on accumulated deficits was offset by a corresponding lesser amount of accretions of preferred charged against accumulated deficits.

•              We note for the valuations as of April 28, 2014 and June 29, 2014 you allocated equity using the option pricing model. Please tell us your consideration for allocating equity using the probability-weighted expected return method and the reasons why this method was not used considering the potential for an IPO was evident based on your discussions with the underwriter in April 2014.

The Company respectfully advises the Staffs that, when allocating the total equity value into different classes of shares, we did adopt a hybrid method as stipulated in the AICPA guide for Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Cheap Stock Guide”).The method is a hybrid between the PWERM (probability-weighted expected return method) and OPM (Option Pricing Method) estimating the probability-weighted value across multiple scenarios but using the OPM to estimate the allocation of value among one or more of those scenarios. Thus, PWERM has been considered.

We considered liquidation, conversion and redemption scenarios and assigned probabilities to each scenario to come up with the results. To be specific, 45%, 50% and 5% probabilities have been assigned to the liquidation, automatic conversion and redemption scenarios. However, conversion under non-qualified IPO was not considered.

Under the Automatic Conversion scenario, the holders of the preferred shares would not convert their shares into ordinary shares if our total equity value failed to reach the Qualified IPO level as mentioned below. Assuming an offering size of $100m and 25% new shares issued, this would imply a post-offering market capitalization for our Company of $400m. As the estimated total equity value of our Company was far below $400m as of June 2014, and that OPM estimate future distribution of outcomes using a lognormal distribution around a current value, the probability of a Qualified IPO within one year of the valuation date and thus an automatic conversion of the preferred shares into ordinary shares would be very low. Therefore, under the Automatic Conversion Scenario, the ordinary share value could not be high.

Under the Liquidation Scenario, we note that our Company raised funds through the issuance of Series A-1, Series A-2 and Series B preferred shares in 2012 and earlier. The total amount of funds raised was approximately $67 million. These preferred shares are participating in nature, in the sense that, upon a liquidation event, the preferred shareholders would get back their initial investment first (i.e. $67 million) and then share in the remaining proceeds from liquidation on a pro rata basis with the ordinary shareholders. Accordingly, the ordinary shares would have value only when the overall equity value of our Company exceeds $67 million.

Similarly, under the Redemption Scenario, the holders of the preferred shares would get back their initial investment plus accumulated interest and a preferential return of 15% per annum before the holders of our ordinary shares could share in the value of our Company. Thus under this scenario, our ordinary shares could have value only when our overall equity value exceeds $67 million plus 15% accrued interest over the years before redemption.

The offering size of around $50 million was finally suggested by the underwriter in January 2015. The very low probability of a Qualified IPO within the foreseeable future as of June 2014 is corroborated by the fact that the current offering size is well below the $100 million threshold.

However, standing at this point and thinking retrospectively, we realize that we might have overlooked the scenario that the holders of the preferred shares would convert their shares voluntarily into ordinary shares even if an IPO is not a Qualified IPO. As a result, we have decided to revise the valuation we did in April 2014 and June 2014 by assuming a 50% probability that the holders of the preferred shares would convert their shares into ordinary shares upon an IPO. Considering the substantial value of the right the preferred shareholders had given up and the significant effort management had made in persuading the preferred shareholders to convert their preferred shares on a one-to-one basis, we believe that the 50% probability was already at the upper limit of a reasonable range. Here we would like to cite one of those rights given up by the preferred shareholders to demonstrate how much they have given up: According to Schedule A 4(D) 9 (iii) of the Second restated Memorandum and Article of Association restated in Feb. 29, 2012, in the event the Company completes the IPO after the second twelve-month period following the Closing Date of Preferred Share Purchase Agreement in June 5, 2011, and the Offering Price in such IPO is less than five times of the issue price, preferred share holders are entitled to convert their preferred share at approximately 80% discount from the IPO price.

•                                          We note various new products, upgrades and business initiatives discussed in your response that occurred subsequent to June 2014, none of which appear to have been included in your June 29, 2014 valuation. Please provide additional information as to why these events were not contemplated in that valuation, particularly considering they appear to have been implemented with the expectation they would produce additional revenue and considering you include the launch of new products and services in the fourth quarter of 2014 and the first quarter of 2015 to explain the increase in the fair value of your ordinary shares to the January 2015 valuation. Also, tell us whether inclusion of these considerations in your financial forecasts as of June 29, 2014 would have impacted your valuation of these shares and if not, the reasons why.

The Company respectfully submits that within our financial planning framework, the impact of new products or initiatives are normally factored in from two perspectives, the impact on revenue projection and the impact on WACC. As an Internet based company competing in a rapidly changing market, we have been very active and many initiatives are constantly being discussed and planned at any given time at different levels. However, until a decision is made at the senior management level, they can be stopped and cancelled at any time. Only after a new idea obtains approval to kick off its company level feasibility study, then a project execution team comprising of business development and finance staff would formally be assembled to collect information to quantify the likely financial impact of an executed idea. The development of a detailed business plan with financial impact study would take a few weeks to do. And after the study is completed and the related development work kicks off, the impact on future revenues will be taken into account, but the associated discount rate would be higher, since the risk of not meeting the related revenue projection is intrinsically high at this point in time; along the way whenever a major milestone is accomplished, the discount rate would be reduced accordingly since the risking of missing the related projection is lowered.

In the prior response letter to the prior comment #9, we mentioned three major events that had contributed to the differences between the valuation made in June 2014 and the offering price in Jan 2015. These three events are: (i) the upgrade of our mobile commerce platform with WoWo Merchants App; (ii) the business initiative of opening the platform to third party service providers; and (iii) the major milestones achieved in the development of two new products.

We approved WoWo Merchant App upgrade initiative to kick off a company level feasibility study at the end of April 2014, and four weeks later, the company level study and business planning was completed and related development work officially kicked off. So the likely impact on revenue has already been taken into account when we prepared the financial forecasts for the valuation back in June 2014. As a result, in the revised valuation made as of June 2014, the financial forecasts were the same as those in the original valuation. It’s important to highlight that in our response to prior comment #9, we made a mistake by stating that the impact on revenues was not taken into account by the end of Q2, and we apologize for that mistake

For the valuation made as of April 18, 2014, the information that our Company had an idea to update the Wowo Merchant App was communicated to our valuer. However, this was one of many that were being explored at business unit level like one of those ideas flying around but had not yet been approved by the senior management. Prior to it kicking off company level feasibility study at the very end of April, we were not ready and did not have the required information to quantify the financial impact of the project. Accordingly, the financial forecasts used in April 2014 valuation had not taken this into consideration.

In addition, the core feature of the new upgrade was to establish connections with the mainstream third party mobile platforms in China, including WeChat, Alipay, and Baidu Connect operated by Tencent, Alibaba, and Baidu, the top three Internet companies in China, respectively. Because these companies are huge organizations that have extremely complicated decision making processes, negotiations with them were time consuming and unpredictable. Therefore, until the final agreements were reached, it was quite uncertain whether our Company could establish the specific type of business relationship with these companies. And as a matter of fact, we were only able to reach final agreements with these organizations in July. Therefore, back in April, due to the external risk factors that were beyond our control, the actual likelihood of the project would actually go live was considered very low, and we were not in a stage to quantify the financial impact of the project yet.

While the potential impact on revenue was considered in the original forecasts used for the valuation as of June 2014, the extent of the impact had been undermined by the assumed higher discount rate of 27% in valuation. Given those uncertainties including the external risks we mentioned in last paragraph, we felt that it was not discreet to consider the potential positive impact on WACC in the original valuation as of June 2014.

However, we realized that, despite these uncertainties related to business development, the milestones we achieved related to the technical implementation effort in June 2014 significantly lowered the risks of the product not meeting its financial projection. Also, considering the strategic value of this upgrade to our business, in our revised valuation made as of June 2014, we decided to reduce the WACC from 27% to 23%, which our independent valuer regarded as the lower limit of a reasonable range of WACC considering our Company’s situation at that time.

The 2nd event mentioned above is the business initiative of opening the platform to third party service providers. This project was approved internally and its related research and development efforts were kicked off in Q3 2014 and went online in Q4 2014. Therefore, the new business initiatives were immature at the end of Q2 2014 and this factor was not considered in the valuation performed in June 2014.

The major milestone project was approved and kicked-off internally in Q4 2014 and was expected to go live in Q1 2015. Therefore, this factor was not considered in the valuation at the end of Q2 2014.

•                                          Tell us what your forecasted 2015 revenue was in your June 29, 2014 valuation as compared to your current expectations of $65 million.

The Company respectfully advised the Staff that the forecasted 2015 revenue in the June 29, 2014 valuation was $51 million.

•                                          You state in your response that the valuation from the underwriters was not set until January 2015. Please tell us whether you had any preliminary valuation discussions with the underwriters earlier than January 2015 if so, tell us the results of those discussions.

The Company respectfully advised the Staff that we did not enter into serious discussion with the underwriter with respect to pricing of our offering prior to January 2015.

•                                          You state that prior to the second quarter of 2014, you had been a comprehensive e-commerce platform including both physical goods and service offerings; however, your disclosure on page 84 states that your revenues are primarily generated from the sales of WoWo coupons and that you act as an agent in the delivery of the underlying goods and services. Further, you state that you are not responsible for the provision of these goods and services. Considering this, please provide additional information as to how you determined you had a business model similar to Amazon, eBay or Dangdang when determining comparable companies for the June 29, 2014 valuation.

The Company respectfully submits to the Staff that there is no public company that has a business model identical in all respects with that of our Company. While seeking comparable companies for the valuation in June 2014, we tried to find companies with similar business platforms while at the same time we also tried to obtain a meaningful sample size. One characteristic of our business model is that we are not responsible for the provision of goods and services sold on our platform. At the time, e-commerce business sharing this same characteristics are termed in the industry as “platform business”. So among the e-commerce companies listed in the U.S., we selected eBay, Ctrip, eLong, Groupon that have 100% “platform business”, and in order to have a meaningful sample size, we also added Amazon and Dangdang since these two companies have part of their business as “platform business”, with which they are not responsible for provision of the goods (e.g. Amazon has a unique platform for its third-party sellers and the percentage of the paying units sold by third-party sellers account for 43% of the total paying units sold on Amazon in Q4 2014, according to its latest available public information; and Dangdang also hosts products of certain categories from third-party sellers. The revenue from the third-party sellers accounts for approximately 4.1% of its total revenues in Q3 2014 based on its latest earnings release).

•                                          You state that you excluded Tuniu from the June 29, 2014 valuation as they were newly public and as such, they experienced volatility in initial share price and multiple. Please provide additional information as to why this company was excluded in light of the fact that you are in a similar situation and tell us the impact on the value of your ordinary shares had this company been included in your valuation as of June 29, 2014.

The Company respectfully advises the Staff that we had not used the market approach and the market multiples of the guideline companies directly to determine the equity value of our Company. The guideline companies were mainly used to derive a discount rate for our Company’s equity valuation and to estimate the volatility of the Company’s stock over a period of time, commensurate with the expected time to exercise the granted options. As a result, only public companies with a reasonable period of listing history could be used as guideline companies for the purposes of estimating discount rate and volatilities in the valuation of our equity and options. As Tuniu was just listed in June 2014, it did not have meaningful trading history to provide a reference as to the long-term beta and stock price volatilities for our Company.

In addition, in terms of trading multiple, Tuniu’s EV-to-Revenue (EV/Revenue) multiple was actually much lower than the median multiple (2.0x) of the original six (6) guideline companies considered. Had Tuniu been added to the comparable group, the Median EV/Revenue multiple would have become 1.4x., which is actually much lower than the 2.0x.

Nevertheless, in an effort to try to maintain the consistency to the extent possible between the guideline companies used in the preliminary IPO pricing in January 2015 and comparables used in valuation in June 2014, we decided to add Tuniu back to the comparables recently when we revised the June 2014 valuation.

•                                          Please tell us the comparable companies that were included in the January 2015 valuation. Please also tell us how your forecasted revenue multiple of 4.3x compares to the revenue multiples of the comparable companies used for this valuation.

The Company respectfully advises the Staff that we did not do a formal appraisal in January 2015 since we were able to determine the valuation through interaction with the market, and thus were not particularly sensitive to the sample size. We selected the four comparable public companies based on three criteria (China-based, Service-focused, Internet) to come up with a preliminary pricing with which it could interact with the market.

Please be advised that the following comparable companies were considered in pricing our Company’s shares in January 2015.

	Market Cap	4/18/14	6/29/14	1/31/15
Guideline Companies	USD’m @6/29/14		FY2015	FY2015
Ctrip	8,374	5.6x	6.2x	5.4x
eLong	642	2.1x	2.5x	3.1x
Tuniu	828	0.9x	0.9x	0.9x
Qunar	3,205	9.1x	7.7x	7.2x
Median		3.9x	4.4x	4.3x

Note: although Tuniu was listed in May 2014, for illustrative purpose, its multiple was included in computing the median multiple as at 4/18/2014 above, otherwise we would not have a same comparable group to compare with the results from 6/29/14 and 1/31/15.

The forecasted revenue multiple of 4.3x is equivalent to the median of the four guideline companies, which is higher than those of Tuniu and eLong but lower than those of Ctrip and Qunar.

In the table we also reflect the forecasted revenue multiples of the same four comparable companies had they been used as the comparable group as of June 29,2014, and the median value was 4.35x. And with our revised valuation as of June 29, 2014, the implied forecasted revenue multiple was about 3.1x, lower than the median value of 4.35x, but still higher than two out of four comparable companies. Please be advised that, as of June 2014, our Company is different than the guideline companies in the following aspects:

Size: In June 2014, the equity value of our Company was estimated to be $156m in the revised valuation. This was much smaller than the market capitalization of the four guideline companies as shown in the table above;

We observe that, in June 2014, the smaller companies like Tuniu (0.9x) and eLong (2.5x) had smaller multiples while the larger companies Ctrip (6.2x) and Qunar (7.7x) had much larger multiples. So, size seems to be a factor affecting the trading multiples of the guideline companies.

Profitability: Except for Qunar, all three other companies above were forecasted by equity research analysts to be profitable in 2015, while Our company was forecasted to incur a loss of US$5 million in 2015;

Financial Strength: The guideline companies either did not have net debt (i.e. eLong, Qunar) or had a small amount of net debt at below 15% Debt-to-Equity ratio (Ctrip, Tuniu). However, our Company’s Debt-to-Equity ratio was much higher at over 35%. Another factor that we believe Qunar was trading at high multiple was because its major shareholder is Baidu Inc., one of the largest US listed Chinese companies with a market capitalization of over US$70 billion. The success of Baidu and the strong financial backing Baidu could have on Qunar does give investors strong confidences in the potential of this company.

Based on the above factors, we do believe that our Company’s EV/Revenue multiple should be below the median of the guideline companies. In particular, in our revised April 2014 valuation, the multiple implied by our DCF analysis was 1.6x, lower than the median of the guideline companies . We believe this is reasonable because in addition to the factors listed above, back in April 2014, the Company had been experiencing significant losses in the prior years without demonstrating any improvement and the revenue for 1st quarter of 2014 showed a significant decrease as compared to the previous four quarters. So from the Company’s perspective with consideration of the valuer’s advices , the overall situation of our Company was worse than all other comparables. However, the WoWo Merchant App upgrade initiative commenced at the end of April 2014 had significant impact on the financial outlook of our Company. As a result, when Mr. Maodong Xu transferred his 30,372,540 ordinary shares of the Company to certain directors and executives for nil consideration in June 29, 2014, we had to conduct another round of valuation even though it was only two months from April 18, 2014.

We wanted to reiterate here that guideline companies are quite different than our Company and thus market approach was not used in coming up with the fair value of our Company’s equity back in April 2014 and June 2014. The fair value was determined by the DCF method. The multiples of the guideline companies were only used as reference to give us a sense of whether the value determined by the DCF method was in a reasonable range or not.

Considering the fact that we were a private company and with a smaller size, we feel that it is within a reasonable range.

•                                          We note that you included Qunar in your January 2015 valuation due to the fact that you experienced a similar growth rate from second quarter to the third quarter 2014. Please tell us your forecasted growth rate and tell us whether it is similar to your comparable companies. In this regard, although you experienced an increase in revenues from the second quarter to the third quarter 2014, your revenues for the nine months ended September 30, 2014 are less than the same period in 2013. Similarly, your revenues for the three months ended September 30, 2014 are less than the same period in 2013.

	Revenue growth rate 2015 over 2014	Revenue growth rate 2016 over 2015
Wowo	111.6%	66.4%
Tuniu	96.1%	64.8%
Qunar	63.2%	52.8%
Ctrip	30.8%	28.5%
eLong	25.2%	7.7%

Although our revenues for the first nine months of 2014 and for Q3 of 2014 were lower than the same periods of 2013, the proportion of “Storefront Fee” to total revenue grew significantly. Since Storefront Fee is a recurring and more sustainable revenue stream, the growth of Storefront Fee meant a much healthier revenue structure. At the same time, our new upgrade and new business initiatives received positive feedback from the market, and had shown strong positive impact on its financials. These developments further enhanced the confidence of our management in the expected financial performance of our Company in 2015 and beyond.

Nevertheless, in an effort to maintain consistency to the extent possible between the guideline companies used in the preliminary IPO pricing in January 2015 and comparables used in valuation in June 2014, we decided to add Qunar back to the comparables when we recently revised the June 2014 valuation.

•                                          We note in your response you quantify the factors that contributed to the increase in the fair value of your ordinary shares from April 2014 to January 2015; however, these factors do not explain the 2300% increase in the fair value of your ordinary shares during this time period. In light of this significant increase, please tell us your consideration for reassessing the fair value of your ordinary shares as of April and June 2014 when the IPO price was determined.

The Company respectfully advises the Staff that although the fair value of our ordinary shares increased 2,300% over the period from April 2014 to January 2015, the enterprise value of our Company increased only by approximately 200%. The rest of the differences mainly resulted from the conversion of preferred shares to the ordinary shares and the removal of the discount for lack of marketability upon the upcoming IPO.

Nevertheless, as explained at the beginning of the response to these comments we decided to revise the valuations performed in April 2014 and June 2014, and the resulting fair value of our ordinary shares as of April 2014 was determined to be

$0.059 per share and the fair value of our ordinary shares as of June 29, 2014 was determined to be $0.138 per share.

We believe the implied increase from share value of $0.138 per share as of June 29, 2014 to $0.56 per share, the mid-point of the indicative offering price range, is primarily attributable to the following factors mentioned in our previous responses:

1)                                     conversion of preferred shares into ordinary shares; this would increase the fair value of the ordinary share to $0.21 (or by $0.07);

2)                                     improvement in businesses and financial forecasts; this would increase the fair value of the ordinary share to $0.36 (or by $0.15);

3)                                     reduced cost of capital (or WACC) from 23% to 19%; this would increase the fair value of the ordinary share to $0.52 (or by $0.16); and

4)                                     removal of the lack of marketability discount (DLOM); this would increase the fair value fair value of the ordinary share to $0.56 (or by $0.04).

We will reflect the above changes in Amendment 4 to the registration statement.

Index to Consolidated Financial Statements, page F-1

6.                                      Please revise your filing to include audited financial statements for the period ended December 31, 2014. Refer to Article 3-12(f) of Regulation S-X. We will waive this requirement if you are able to represent adequately to us that you are not required to comply with this requirement in any other jurisdiction outside the United States and that complying with the requirement is impracticable or involves undue hardship. To the extent you make these representations, please file it as an exhibit to the registration statement. If we waive the 12-month requirement, you must comply with the 15-month requirement in this item. To request a waiver, you may contact the Office of the Chief Accountant of the Division of Corporation Finance at (202) 551-3400 or you may email your request to dcaoletters@sec.gov.

A request for waiver had been sent on March 18, 2015 and the waiver was granted on March 23, 2015.

Exhibit 1.1

7.                                      Please revise this exhibit to include the form of lock-up agreement.

A copy of the form of lock-up agreement is attached hereto as Exhibit B. We will file this form of lock up agreement as Exhibit 4.5 of Amendment 4.

* * * * *

If you have any questions regarding this submission, you may reach me by telephone at my office in Hong Kong at (852) 3189-7282 or on my cell phone at (852) 6890-1130 or by e-mail at JulianLin@JonesDay.com.

Very truly yours,

/s/ Julian Lin
Julian Lin

(Enclosures)

cc:                                Maodong Xu — Chairman, Chief Executive Officer

Frank Zhigang Zhao — Chief Financial Officer

Wowo Limited

Andrew Gilbert

DLA Piper LLP (US)

Exhibit A

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary

Prospectus dated March 26, 2015

Wowo Limited

4,500,000 American Depositary Shares

Representing 81,000,000 Ordinary Shares

This is the initial public offering of American Depositary Shares, or ADSs, of Wowo Limited. Each ADS represents the right to receive 18 ordinary shares, par value US$0.00001 per share. The ADSs may be evidenced by American Depositary Receipts, or ADRs.

Prior to this offering, there has been no public market for our ADSs or our ordinary shares. We anticipate the initial public offering price per ADS will be between US$9.00 and US$11.00. We have applied to have the ADSs listed on the Nasdaq Global Market under the symbol “WOWO”.

We have agreed to pay Axiom Capital Management, Inc. as representative on behalf of the Underwriters (the “Underwriters”) an underwriter fee equal to 6.5% of the gross proceeds of the offering from investors introduced by the Underwriter and an underwriter fee equal to 3.5% of the gross proceeds of the offering from investors introduced by us. The maximum portion of the gross offering proceeds that may be from investors introduced by us and for which the 3.5% underwriting fee will apply is $22.5 million. Two potential investors have indicated an interest in purchasing up to 2,000,000 ADSs. We have agreed to issue the Underwriter a warrant equal to 7% of the aggregate number of ADSs sold in the offering to investors introduced by the Underwriter. We have also agreed to pay the Underwriter for out-of-pocket expenses related to the offering. We have also agreed with our shareholders that we will only effect this offering on the following conditions: (i) this offering shall have a minimum proceeds of $40 million, (ii) at least 70% of the proceeds in this offering must be attributable to new investors, (iii) the market value of the Company immediately prior to this offering based on the offering price (without giving effect to any shares issuable in connection with or as a result of this offering) must equal or exceed $253 million, in equivalent of a minimum offering price of $9.80 per ADS, and (iv) the offering must be completed prior to March 31, 2015. Please see the “Underwriting” section for more information.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements.

Investing in the ADSs involves risks. See “Risk Factors” beginning on page 18.

Neither the United States Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Initial public offering price	US$	US$
Underwriting discounts and commissions (6.5%) for sales to investors introduced by the Underwriters(1)	US$	US$
Underwriting discounts and commissions (3.5%) for sales to investors introduced by us(1)	US$	US$
Proceeds to Wowo Limited (before expenses)	US$	US$

(1)                                 See “Underwriting” for a description of compensation payable to the underwriters.

We have granted the underwriters a 30-day option to purchase up to an additional 675,000 ADSs to cover over-allotments at the initial public offering price less underwriting discounts and commissions. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be US$        and our total proceeds, before expenses, will be US$            .

The underwriters expect to deliver the ADSs to purchasers on or about        , 2015.

The date of this prospectus is       , 2015.

Risks Related to Our Corporate Structure and Dependence on our Contractual Arrangements with our Affiliates

If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC governmental restrictions on foreign investment in Internet business, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in Internet businesses, including the provision of Internet content distribution services. Specifically, foreign investors are not allowed to own more than 50% of the equity interests in any entity conducting Internet content distribution business or other value-added telecom businesses. And any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Guidance Catalog of Industries for Foreign Investment promulgated in 2007, as amended in 2011, and other applicable laws and regulations. We conduct our operations in China principally through contractual arrangements between our wholly-owned PRC subsidiary, Beijing Wowo Shijie Information Technology Co., Ltd., or Wowo Shijie, and two consolidated affiliated entities in China, namely, Beijing Wowo Tuan Information Technology Co., Ltd., or Beijing Wowo Tuan, and Beijing Kai Yi Shi Dai Network Technology Co., Ltd., or Kai Yi Shi Dai, and their respective shareholders. Beijing Wowo Tuan has three PRC subsidiaries, namely Wuxi Yuzhong Internet Technology Co., Ltd., Jilin Wowo Tuan Information Technology Co., Ltd. and Shandong Wowo Mall Information Technology Co., Ltd., as well as 109 local branches as of the date of this prospectus. Our contractual arrangements with Beijing Wowo Tuan and Kai Yi Shi Dai and their respective shareholders enable us to exercise effective control over these entities and hence treat them as our consolidated affiliated entities and consolidate their results. For a detailed discussion of these contractual arrangements, see “Our History and Corporate Structure”.

In the opinion of our PRC counsel, B&D Law Firm, our current ownership structure, the ownership structure of our PRC subsidiary and our VIEs, and the contractual arrangements among our PRC subsidiary, our variable interest entities, or VIEs, and their shareholders are in compliance with existing PRC laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Thus, we cannot assure you, however, that we will be able to enforce these contracts. Although we believe we are in compliance with current PRC regulations, we cannot assure you that the PRC government would agree that these contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that might be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. If the PRC government determines that we are not in compliance with applicable laws and regulations, it could revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, restrict or prohibit our use of proceeds from this offering to finance our business and operations in China, shut down our servers or block our website, require us to restructure our operations, impose additional conditions or requirements with which we might not be able to comply, levy fines, confiscate our income or the income of our PRC subsidiary or affiliated PRC entities, or take other regulatory or enforcement actions against us that could be harmful to our business. The imposition of any of these penalties would result in an adverse effect on our ability to conduct our business.

On January 19, 2015, the Ministry of Commerce of the PRC released a draft Foreign Investment Law (the “Foreign Investment Law”) to solicit public comments. An official explanation (the “Explanation”) was also released to highlight the key points of discussion. We understand that: (i) It may take some time and through a number of complicated procedures before the draft Foreign Investment Law can be enacted and be officially promulgated by the National People’s Congress. It is also likely that there maybe a number of changes between the draft Foreign Investment Law as released on January 19, 2015 and the Foreign Investment Law that may be ultimately promulgated. (ii) For companies that have foreign investors invested in it through certain contractual arrangements similar to ours (the “VIE Companies”), the draft Foreign Investment Law was silent on how these VIE companies should be handled and the Explanation only raised proposals regarding three reporting schemes to be considered. Under such circumstance, if a VIE company is considered as “actually controlled by PRC investors”, it may retain the contractual arrangements and continues its operations as usual. Thus this change in law may not have any effect on such VIE Companies controlled by PRC investors. However, a VIE Company may also be deemed as “not actually controlled by PRC investors”. In such a case, it may have to apply for entry clearance on its investment activities in China as foreign investments, and if the relevant government agencies do not grant entry clearance to such a VIE Company, it may lose its opportunity to operate certain restricted business within China, including value-added telecommunications services in the PRC like the one we operate, which could adversely affect its business. However, since the draft Foreign Investment Law and the Explanation are currently only subject to discussion and have not yet been promulgated, their interpretation and application remain substantially uncertain. As a result, we cannot draw a clear conclusion on its possible impact on future VIE Companies with an investment scheme similar to ours. Investors are cautioned to take the potential change in law into account when making an investment decision.

Risks Relating to Our ADSs and This Offering

If we fail to satisfy certain conditions that we have agreed with our shareholders, we would not complete this offering.

On three shareholders resolutions dated February 13, 2015, February 20, 2015, and March 20, 2015, we have also agreed with our shareholders that we will only effect this offering on the following conditions: (i) this offering shall have a minimum proceeds of $40 million, (ii) at least 70% of the proceeds in this offering must be attributable to new investors, (iii) the market value of the Company immediately prior to this offering based on the offering price (without giving effect to any shares issuable in connection with or as a result of this offering) must equal or exceed $253 million, in equivalent of a minimum offering price of $9.80 per ADS, and (iv) the offering must be completed prior to March 31, 2015. If we fail to satisfy these conditions and could not otherwise gain shareholders approval, we would not complete this offering, our ADSs would not be listed on the Nasdaq Global Market and you would not be able to invest in our ADSs.

UNDERWRITING

We intend to offer the ADSs through the underwriters named below. Axiom Capital Management, Inc. is acting as the representatives of the underwriters. We have entered into an underwriting agreement dated             , 2015 with the underwriters. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase, and we have agreed to sell to them, the number of ADSs indicated in the following table.

Number of ADSs
Axiom Capital Management, Inc.
Total

The underwriters are committed to purchase all the ADSs being offered, if any are taken, other than the ADSs covered by the option described below unless and until this option is exercised. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. We have agreed to pay the Underwriters an underwriting fee equal to 6.5% of the gross proceeds of the offering for investors introduced by the Underwriters and an underwriter fee equal to 3.5% of the gross proceeds of the offering from investors introduced by the us. The maximum portion of the gross offering proceeds that may be from investors introduced by the Underwriter and for which the 3.5% underwriting fee will apply is $22.5 million. Two potential investors have indicated an interest in purchasing up to 2,000,000 ADSs. We have agreed to issue the Underwriters a warrant equal to 7% of the aggregate number of ADSs sold in the offering to investors introduced by the Underwriter. We have agreed to pay a non-accountable expense allowance to the Underwriter equal to 0.5% of the gross proceeds received in the offering from investors introduced by the Underwriter. In addition to the 0.5% non-accountable expense allowance, we have also agreed to pay or reimburse the Underwriter for certain of the Underwriter’s out-of-pocket expenses relating to the offering, including all reasonable fees and expenses of the Underwriter’s outside legal counsel in an amount not to exceed $400,000, and reasonable travel, lodging and other out-of-pocket expenses of the Underwriter incurred in connection with this offering and the road show in an amount not to exceed $220,000, of which $120,000 has been paid by us as an advance which shall be returned to us to the extent the expenses have not been actually incurred. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

On three shareholders resolutions dated February 13, 2015, February 20, 2015, and March 20, 2015, we have also agreed with our shareholders that we will only effect this offering on the following conditions: (i) this offering shall have a minimum proceeds of $40 million, (ii) at least 70% of the proceeds in this offering must be attributable to new investors, (iii) the market value of the Company immediately prior to this offering based on the offering price (without giving effect to any shares issuable in connection with or as a result of this offering) must equal or exceed $253 million, in equivalent of a minimum offering price of $9.80 per ADS, and (iv) the offering must be completed prior to March 31, 2015.

The underwriter proposes to offer the ADSs directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers that are members of the Financial Industry Regulatory Authority, or FINRA, at that price less a concession not in excess of $             per ADS. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $             per ADS from the public offering price. After the public offering of the shares, the offering price and other selling terms may be changed by the underwriter.

Exhibit 4.5

Lock-Up Agreement

, 2015

Axiom Capital Management, Inc.

780 Third Avenue, 43rd Floor

New York, NY 10017

Ladies and Gentlemen:

The undersigned understands that Axiom Capital Management, Inc. (the “Underwriter”) proposes to enter into an Underwriting Agreement (the “Underwriting Agreement”) with Wowo Limited, a Cayman Islands company (the “Company”), providing for the public offering (the “Public Offering”) by the Underwriter of cetain American Depositary Shares (“ADSs”) of the Company.  Each ADS shall represent a number of ordinary shares, par value $0.00001 per share, of the Company (the “Ordinary Shares”) as shall be set forth in the Prospectus (defined below).

To induce the Underwriter to continue its efforts in connection with the Public Offering, the undersigned hereby agrees that, without the prior written consent of the Underwriter, it will not, during the period commencing on the date hereof and ending on, the date that is 180 days after the date of the final prospectus (the “Prospectus”) relating to the Public Offering (the “Lock-Up Period”), (1) offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly, any ADSs or Ordinary Shares or any securities convertible into or exercisable or exchangeable for ADSs or Ordinary Shares, or (2) establish or increase a “put equivalent position” or liquidate or decrease a “call equivalent position” with respect to any ADSs or Ordinary Shares or relevant security (in each case within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder), or otherwise enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ADSs or Ordinary Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of ADSs or Ordinary Shares or such other securities, in cash or otherwise.  Notwithstanding the foregoing, the undersigned may transfer ADSs or Ordinary Shares without the prior consent of the Underwriter in connection with (a) transactions relating to ADSs or Ordinary Shares or other securities acquired in open market transactions after the completion of the Public Offering, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of ADSs or Ordinary Shares or other securities acquired in such open market transactions, (b) transfers of ADSs or Ordinary Shares or any security convertible into ADSs or Ordinary Shares as a bona fide gift, by will or intestacy or to a family member or trust for the benefit of a family member; provided that in the case of any transfer or distribution pursuant to clause (b), (i) each donee or distributee shall sign and deliver a lock-up letter substantially in the form of this letter agreement and (ii) no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of ADSs or Ordinary Shares, shall be required or shall be voluntarily made during the Lock-up Period, (c) transfer of ADSs or Ordinary Shares to a charity or educational institution, or (d) if the undersigned, directly or indirectly, controls a corporation, partnership, limited liability company or other business entity, any transfers of ADSs or Ordinary Shares to any shareholder, partner or member of, or owner of similar equity interests in, the undersigned, as the case may be, if, in any such case, such transfer is not for value.

In addition, the undersigned agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the undersigned’s ADSs or Ordinary Shares except in compliance with this letter agreement.

If (i) the Company issues an earnings release or announces material news or a material event occurs, during the last 17 days of the Lock-Up Period, or (ii) prior to the expiration of the Lock-Up Period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the Lock-Up Period, the restrictions imposed by this letter agreement shall continue to apply until the expiration of the 18-day period beginning on the date of the earnings release, the announcement of the material news, or the occurrence of the material event, unless the Underwriter waives such extension.

No provision in this letter agreement shall be deemed to restrict or prohibit the exercise or exchange by the undersigned of any option or warrant to acquire ADSs or Ordinary Shares, or securities exchangeable or exercisable for or convertible into ADSs or Ordinary Shares, provided that the undersigned does not transfer the ADSs or Ordinary Shares acquired on such exercise or exchange during the Lock-Up Period, unless otherwise permitted pursuant to the terms of this letter agreement.  In addition, no provision herein shall be deemed to restrict or prohibit the entry into or modification of a so-called “10b5-1” plan at any time (other than the entry into or modification of such a plan in such a manner as to cause the sale of any ADSs or Ordinary Shares or any securities convertible into or exercisable or exchangeable for ADSs or Ordinary Shares within the Lock-Up Period).

The undersigned understands that the Company and the Underwriter are relying upon this letter agreement in proceeding toward consummation of the Public Offering.  The undersigned further understands that this letter agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors and assigns.

The undersigned understands that, if the registration statement on Form F-1 in connection with the Public Offering is not declared effective by the Securities and Exchange Commission on or before March 31, 2015, or if the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the ADSs or Ordinary Shares to be sold thereunder, this letter agreement shall be void and of no further force or effect.

Whether or not the Public Offering actually occurs depends on a number of factors, including market conditions.  Any Public Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Company and the Underwriter.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this letter agreement and that this letter agreement constitutes the legal, valid and binding obligation of the undersigned, enforceable in accordance with its terms.  Any obligations of the undersigned shall be binding upon the successors and assigns of the undersigned from the date first above written.

This letter agreement shall be governed by and construed in accordance with the laws of the State of New York.  Delivery of a signed copy of this letter by email or facsimile transmission shall be effective as delivery of the original hereof.

If Individual:

(Signature)

(Print Name)

If Entity:

(Print Name of Entity)

By:

(Print Name of Signatory

Number of Ordinary Shares subject to this letter agreement: